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                              January 18, 2024

       Patricia Madaris
       Interim Chief Executive Officer, President, and CFO
       Liberty Star Uranium & Metals Corp.
       2 E Congress St. Ste 900
       Tucson , Arizona 85701

                                                        Re: Liberty Star
Uranium & Metals Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-276262

       Dear Patricia Madaris:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Selling Stockholders, page 8

   1. You disclose that the table is as of "August 20, 2021," and that you (rather than the selling stockholder) are
offering the securities covered by the Form S-1 registration statement, and that Triton has had
no material relationship with you and owns none of your common stock. Please revise
this section to provide current and accurate information about the offering.
       Signatures, page 36

   2. Please provide the text that Form S-1 requires for this section instead of the language that applies to Exchange Act
filings.
 Patricia Madaris
Liberty Star Uranium & Metals Corp.
January 18, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Kevin
Dougherty, Staff Attorney, at 202-551-3271 with any questions.



                                                           Sincerely,
FirstName LastNamePatricia Madaris
                                                           Division of
Corporation Finance
Comapany NameLiberty Star Uranium & Metals Corp.
                                                           Office of Energy &
Transportation
January 18, 2024 Page 2
cc:       Gary Joiner, Esq., of Frascona, Joiner, et al
FirstName LastName